As filed with the Securities and Exchange Commission January 12, 2005



                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby notifies the Commission that it has borrowed the proceeds of the securities described below pursuant to an exemption under
Section 6(a) of PUHCA:

 1. Type of security: $154,250,000 Indiana Development Finance Authority ("IDFA") Environmental Revenue Bonds, consisting of Series 2004B, in the amount of $77,125,000, and Series 2004C, in the amount of $77,125,000 (PSI Energy, Inc. Projects)(the "Bonds"). The Bonds were issued and sold by the IDFA and PSI borrowed the entire amount of the proceeds pursuant to separate but substantially identical loan agreements (one for each series), with each loan agreement subject to a separate but substantially identical trust indenture (one for each series) for which Deutsche Bank National Trust Company is the trustee.

 2. Issue, renewal or guaranty: issuance.

 3. Principal amount: $154,250,000.

 4. Annual rate of interest: variable. The initial interest rates were 1.80% and 1.85% for Series 2004B and Series 2004C, respectively. The interest rates are subject to change every 35 days pursuant to the auction rate procedures.

 5. Date of issue: December 7, 2004.

 6. Date of maturity: December 1, 2039.

 7. Acquirer(s) of the Bonds: The Bonds were initially acquired by Morgan Stanley & Co. Incorporated (Series 2004B) and Citigroup Global Markets Inc (Series 2004C) pursuant to a bond purchase agreement.

 8. Collateral: PSI's payment obligations under the loan agreements are secured with separate but substantially identical municipal bond insurance policies (one applicable to each series) issued by XL Capital Assurance Inc. PSI's reimbursement obligations under the insurance agreements with XL Capital Assurance Inc. are secured with first mortgage bonds issued under the Fifty-Sixth Supplemental Indenture to the first mortgage between PSI and LaSalle Bank National Association.

 9. Net Proceeds to PSI: approximately $151,000,000 (represents 100% of the principal amount of the Bonds less the underwriters' discount for each series, and payment by PSI of various costs of issuance, including the bond insurance premiums).

10. Use of proceeds: The proceeds of the Bonds will be used to provide funds to assist PSI in the acquisition, construction and installation of certain solid waste disposal facilities located at the following PSI electricity generating stations: Gibson Station, Cayuga Station, Edwardsport Station, Wabash River Station, and Gallagher Station.

11. Exemption claimed: Rule 52(a).


                                            PSI ENERGY, INC.

                                            By: /s/Wendy L. Aumiller
                                                   Wendy L. Aumiller
                                                   Treasurer

Dated:  January 12, 2005